# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Informatica Inc., CIK 0001868778
CUSIP: 45674M101
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2100 Seaport Boulevard, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 11/18/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001889734

## Reporting persons
- Ithaca L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ithaca G.P. Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Informatica Inc.
Address of issuer's principal executive offices: 2100 Seaport Boulevard Redwood City, CA, 94063

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Ithaca L.P.
Ithaca G.P. Limited
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is P.O. Box 503, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 6DJ.
Citizenship: Each of the Reporting Persons is organized under the laws of the Bailiwick of Guernsey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: This amendment to Schedule 13G is being filed to report that, as of the date hereof, the Reporting Persons do not beneficially own any shares of Class A Common Stock.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, incorporated by reference to: https://www.sec.gov/Archives/edgar/data/1868778/000119312522042381/d283454dex991.htm

Exhibit 99.2: Identification and Classification of Members of the Group: https://www.sec.gov/Archives/edgar/data/1868778/000089534523000154/ff1758895_13ga1-ex992.htm

## Signatures
- Ithaca L.P.: By: Ithaca G.P. Limited, its general partner, /s/ Geerish Bissessur, Geerish Bissessur, Director (11/18/2025)
- Ithaca G.P. Ltd: /s/ Geerish Bissessur, Geerish Bissessur, Director (11/18/2025)